SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                                SCHEDULE TO
                               (RULE 13E-4)
         TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                  OF THE SECURITIES EXCHANGE ACT OF 1934
                           AMENDMENT NO. 1)

                             HESKA CORPORATION
       (NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON (OFFEROR)

   OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.001 PER SHARE, HAVING
              AN EXERCISE PRICE GREATER THAN $3.90 PER SHARE
                      (TITLE OF CLASS OF SECURITIES)

                                 42805E108
                   (CUSIP NUMBER OF CLASS OF SECURITIES)
                         (UNDERLYING COMMON STOCK)

                             ROBERT B. GRIEVE
             CHIEF EXECUTIVE OFFICER AND CHAIRMAN OF THE BOARD
                             HESKA CORPORATION
                           1613 PROSPECT PARKWAY
                       FORT COLLINS, COLORADO 80525
                              (970) 493-7272
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                                    AND
                COMMUNICATIONS ON BEHALF OF FILING PERSON)


                                 Copies to:
                           KAREN A. DEMPSEY, ESQ.
                          WILSON SONSINI GOODRICH &
                                   ROSATI
                          PROFESSIONAL CORPORATION
                          ONE MARKET, SPEAR TOWER,
                                 SUITE 3300
                          SAN FRANCISCO, CALIFORNIA
                                    94105
                               (415) 947-2000
                            CALCULATION OF FILING FEE
        TRANSACTION VALUATION*                AMOUNT OF FILING FEE

                 $892,293.52                                $178.46
*Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,068,615 shares of common stock of Heska Corporation having an aggregate value of $892,293.52 as of August 23, 2001 (based on the market value of the underlying common stock) will be exchanged pursuant to this offer. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

   Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                                    Amount Previously Paid:  $178.46
                                 Form or Registration No.:  Schedule TO
                                    Filing party:  Heska Corporation
                                      Date filed:  August 29, 2001

  Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
  Check the appropriate boxes below to designate any transactions to which the statement relates:
    third party tender offer subject to Rule 14d-1.
    issuer tender offer subject to Rule 13e-4.
    going-private transaction subject to Rule 13e-3.
    amendment to Schedule 13D under Rule 13d-2.
  Check the following box if the filing is a final amendment reporting the results of the tender offer.


      This Amendment No.1 amends the Tender Offer Statement on Schedule TO filed by Heska Corporation, a Delaware corporation (the "Company"), on August 29, 2001. The Schedule TO relates to the offer by the Company to exchange options having an exercise price greater than $3.90 per share (the "Options") to purchase shares of the Company's common stock, par value $0.001 per share, that are outstanding under the Company's 1997 Stock Incentive Plan (the "1997 Plan") and held by current employees of the Company for restricted shares of common stock (the "Restricted Stock") upon the terms and conditions of the Offer to Exchange dated August 29, 2001, as amended and attached hereto as Exhibit (a)(1) (the "Offer to Exchange") and the related Letter to Eligible Employees attached hereto as Exhibit (a)(2) (collectively, the "Offer").

     The Offer to Exchange is amended and restated to clarify that (i) certain financial information concerning the Company is being disseminated simultaneously with the Offer To Exchange to the employees eligible to participate in the Offer; (ii) based on the knowledge of the Company, eligible employee-directors and executive officers of the Company plan to participate in the Offer; (iii) all tendered Options accepted by the Company in the Offer will be cancelled on the first business day following the expiration date of the Offer; (iv) the restricted stock agreements will be distributed within two business days following the date the Offer ends; and (v) the conditions to the Offer may be asserted or waived by the Company on or before the expiration date of the Offer, but not after the expiration date of the Offer.

ITEM 4.    TERMS OF THE TRANSACTION.


Item 4(a) of the Schedule TO is hereby amended and restated to incorporate by reference the information set forth in the Offer to Exchange under "Summary
Term Sheet," Section 1 ("Eligibility"), Section 2 ("Number of Options; Expiration Date"), Section 4 ("Procedures for Tendering Options"), Section 5 ("Withdrawal Rights and Change of Election"), Section 6 ("Acceptance of Options for Exchange and Issuance of Restricted Stock"), Section 7 ("Conditions of the Offer"), Section 9 ("Source and Amount of Consideration; Terms of Restricted Stock"), Section 12 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer"), Section 13 ("Legal Matters; Regulatory Approvals"),
Section 14 ("Material U.S. Federal Income Tax Consequences") and Section 15 ("Extension of Offer; Termination; Amendment").

Item 4(b) of the Schedule TO is hereby amended and restated to incorporate by reference the information set forth in the Offer to Exchange under
Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options").

ITEM 7.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.


Item 7(b) of the Schedule TO is hereby amended and restated to incorporate by reference the information set forth in the Offer to Exchange under Section 7 ("Conditions of the Offer").

ITEM 10.   FINANCIAL STATEMENTS.


Item 10(a) of the Schedule TO is hereby amended and restated to incorporate by reference the information set forth in the Offer to Exchange under
Section 10 ("Information Concerning Heska") and Section 17 ("Additional Information"), and in Part I - Item 8 of the Company's Annual Report on
Form 10-K for its fiscal year ended December 31, 2000, as filed with the SEC on March 29, 2001, the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2001, as filed with the SEC on May 10, 2001, and the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2001, as filed with the SEC on August 14, 2001.


ITEM 12.   EXHIBITS.
(a)(1)  Offer to Exchange, dated August 29, 2001.
   (2)  Form of Letter to Eligible Employees. *
   (3)  Form of Election Form. *
   (4)  Form of Notice to Withdraw from the Offer. *
   (5)  Form of Notice to Tendering Employees. *
   (6) Heska Corporation Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on March 29, 2001, and incorporated herein by reference.
   (7) Heska Corporation Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2001, filed with the Securities and Exchange Commission on May 10, 2001, and incorporated herein by reference.
   (8) Heska Corporation Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2001, filed with the Securities and Exchange Commission on August 14, 2001, and incorporated herein by reference.
(b)  Not applicable.
(d)(1)  Heska Corporation 1997 Stock Incentive Plan. *
   (2)  Form of Restricted Stock Agreement. *
(g)  Not applicable.
(h)  Not applicable.

* Previously filed as an exhibit to the Schedule TO filed by Heska Corporation on August 29, 2001.

ITEM 13.   INFORMATION REQUIRED BY SCHEDULE 13E-3.
(a)  Not applicable.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                   HESKA CORPORATION


                                   /s/  Robert B. Grieve
                                   ------------------------
                                   Robert B. Grieve
                                   Chief Executive Officer

Date: September 14, 2001


                                INDEX TO EXHIBITS



  EXHIBIT                        DESCRIPTION
   NUMBER

(a)(1)       Offer to Exchange, dated August 29, 2001.